Exhibit 99.1

MMA.INC Appoints Aaron Links as Chief Financial Officer as Company Prepares for Growth Phase

New York, NY – April 22, 2025 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA.INC” or the “Company”), a pioneering technology company seeking to aggregate and drive participation in combat sports today announced the appointment of Aaron Links as Chief Financial Officer, effective July 13, 2025, or such earlier date as agreed with the company.

Links, a seasoned executive with a distinguished track record in finance and strategy, returns to MMA.INC following a two-year hiatus. His recent roles include Business Partner at 3PF and was previously the Chief Financial Officer of The Winning Group —Australia’s leading appliance retailer. During his tenure he set the business up for scale and helped drive financial and operational strategies that positioned the business as a market leader across digital and physical retail. Returning to MMA.INC after a two-year break, Mr. Links brings significant experience in sector digitization and strategic foresight to support the company’s next phase of growth.

Links will succeed Neale Java, who will remain with the Company through till July 13, 2025 to support a smooth transition before pursuing new opportunities.

“Aaron’s return marks a significant moment for MMA.INC as we enter our next phase of growth,” said Nick Langton, Founder and CEO of MMA.INC. “His financial acumen, industry knowledge and leadership will be instrumental as we scale our subscription revenue businesses and launch our integrated community and commerce platform, to drive increased shareholder value. We thank Neale for his contribution to MMA.INC and support through our public listing and wish him well in his future endeavors”.

Strengthening the Leadership Team

The appointment follows recent updates to the MMA.INC board, with the addition of Richard Paolone, Eric Corbett, and Angel Liriano. This move further formalizes the Company’s leadership structure and supports its aggressive growth strategy ahead of the second quarter 2025 launch of a community and commerce platform that will redefine how the martial arts community connects, engages, and monetizes participation.

About Aaron Links

Aaron Links brings decades of financial leadership to MMA.INC, having held senior roles across the technology, consumer goods, and sports sectors. As former CFO of The Winning Group, he played a critical role in scaling operations, driving profitability, and leading strategic initiatives.

About Mixed Martial Arts Group Limited

MMA.INC (Mixed Martial Arts Group Limited) is revolutionizing the combat sports industry by driving participation and engagement across fans, athletes, coaches, and gym owners. The company operates four core business units:

●	TrainAlta: A platform that transforms MMA fans into active participants through structured training programs.
●	Hype: A marketing platform helping gym owners, coaches, and athletes grow revenue from their audiences.
●	MixedMartialArts.com: The go-to resource for MMA news, fighter data, fight schedules, and the legendary Underground forum.
●	BJJLink: A leading gym management platform designed for BJJ academies, offering tools for payment processing, marketing, student engagement, and content monetization.

With over 5 million social media followers, 530,000 user profiles, 50,000 active students, 18,000 published gyms and 800 verified gyms across 16 countries, MMA.inc continues to transform the martial arts landscape and deliver unparalleled value to its stakeholders.

For more information, visit www.mma.inc or follow us on social media:

●	Facebook: TrainAlta
●	Instagram: @TrainAlta
●	X: @AltaGlobalGroup
●	LinkedIn: MMA.inc

Forward-Looking Statements

This press release may include forward-looking statements. Any statements contained herein regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements contained in this press release that are not based upon historical fact are based on current expectations, estimates, projections, opinions and/or beliefs of the Company. Such statements are not facts and involve known and unknown risks, uncertainties, and other factors. Prospective investors should not rely on these statements as if they were facts. Actual revenue may vary to current sales due to factors such as participant churn, cancellations, and changes in payment schedules, membership terms or pricing changes. Any references to verified gyms, partner gyms, user profiles refer to a profile that has been claimed or created across the MMA.inc platform, which includes TrainAlta.com, BJJ Link, Hype, MixedMartialArts.com and Steppen. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and any underlying forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Mixed Martial Arts Group Limited

E: peter@mma.inc